UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2015

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Distribution of Proxy Statement

On or about November 25, 2015, Plastec Technologies, Ltd. (the “Company”) will distribute its definitive proxy statement to shareholders of record as of October 16, 2015 for an extraordinary general meeting of shareholders to be held on December 16, 2015. The meeting is being held to consider, among other matters, a proposal to approve the previously announced Share Transfer Agreement with Shanghai Yongli Belting Co., Ltd. and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”) pursuant to which SYIM will purchase, through a to-be-formed wholly-owned Hong Kong subsidiary, the entirety of the Company’s shareholding interests in its wholly-owned subsidiary, Plastec International Holdings Limited. A copy of the proxy statement is annexed as Exhibit 99.1 hereto.

Exhibits

Exhibit	Description

99.1	Definitive proxy statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    November 24, 2015

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer